UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)

Despegar.com, Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G27358103
(CUSIP Number)

Aseem Gupta
Waha LATAM Investments Limited
c/o Waha Capital PJSC 42 / 43 Floor Etihad Towers, Tower 3
Abu Dhabi, United Arab Emirates
+971 2 403 9363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G27358103	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha LATAM Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,405*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,405*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,405,405*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Represents 5,405,405 Ordinary Shares of the Issuer issuable upon conversion of the Series B Preferred Shares. See Item 5.

** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 5,405,405 Ordinary Shares upon conversion of the Series B Preferred Shares.

SCHEDULE 13D

CUSIP No. G27358103	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Capital PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,405*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,405*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,405,405*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

 * Represents 5,405,405 Ordinary Shares of the Issuer issuable upon conversion of the Series B Preferred Shares. See Item 5.

** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 5,405,405 Ordinary Shares upon conversion of the Series B Preferred Shares.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Despegar.com, Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR.

ITEM 2.	IDENTITY AND BACKGROUND

(a)         This Schedule 13D is being filed by (i) Waha LATAM Investments Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Waha LATAM”) and (ii) Waha Capital PJSC, a public joint stock company with limited liability, formed in the Emirate of Abu Dhabi, United Arab Emirates (“Waha”). Each of the foregoing referred to in (i) and (ii) is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

         (i) Waha LATAM is a wholly owned subsidiary of Waha.

(b)         The address of the principal office of Waha LATAM is 42 / 43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates. The address of the principal office of Waha is 42 / 43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.

(c)      (i)  The principal business of each of Waha LATAM and Waha is investment for its own account.

          (ii) With respect to Waha LATAM, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Waha LATAM is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is Waha LATAM and the business address is c/o Waha Capital PJSC 42 / 43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.

 Waha LATAM Directors:

Name	Waha LATAM Position	Principal Occupation or Employment	Citizenship
Aseem Gupta	Director	Managing Director of Waha Capital	United States of America
Simon Reeves	Director	Chief Financial Officer of Waha Capital	British

         (iii) With respect to Waha, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Waha is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is Waha and the business address is c/o Waha Capital PJSC, 42 / 43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.

Waha Executive Officers:

Name	Waha Position	Citizenship
Ahmed Khalifa Al Mehairi	Chief Executive Officer	United Arab Emirates
Simon Reeves	Chief Financial Officer	British
Mohamed El Jamal	Chief Investment Officer	Morocco

Waha Directors:

Name	Waha Position	Principal Occupation or Employment	Citizenship
Waleed Al Mokarrab Al Muhairi	Chairman	Chairman of Waha Capital	United Arab Emirates
Ahmed bin Ali Al Dhaheri	Vice Chairman	Chairman of Ali & Sons Holding LLC, Foodco Holding PJSC, and Sense Gourmet PSC	United Arab Emirates
Carlos Obeid	Director	Group Chief Financial Officer of Mubadala Development Company. He is also Chairman of Mubadala GE Capital and Mubadala Infrastructure Partners Ltd (MIPL)	Lebanon
Rashed Darwish Al Ketbi	Director	Chairman of the Board of the RDK Group and Vice-Chairman and Managing Director of Al Wathba National Insurance Company PJSC and Foodco Holding PJSC	United Arab Emirates
H.E. Nader Al Hammadi	Director	Chairman of Abu Dhabi Aviation, Decovision and Tamouh Investments and Vice Chairman of International Holdings Company	United Arab Emirates
Rasheed Ali Al Omaira	Director	Chief Executive Officer of Abu Dhabi National Company for Building Materials	United Arab Emirates
Mohamed Hussain Al Nowais	Director	Investment Associate at Abu Dhabi Investment Authority (ADIA)	United Arab Emirates

(d)     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Persons have entered into a Joint Filing Agreement, dated February __, 2021, a copy of which is attached as Exhibit 99.1 hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used $50,000,000 to effect the Transaction (as defined in Item 5 below), net of $1,000,000 paid by the Issuer to Waha pursuant to services rendered under the Transaction Fee Letter Agreement (as discussed in Item 6 below). The funds used to acquire the Series B Preferred Shares (as defined in Item 5 below) were derived from the working capital of Waha Capital PJSC.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the Series B Preferred Stock for investment purposes.

Pursuant to the Investment Agreement (as defined in Item 5 below), Waha LATAM nominated one member of and one observer to the Issuer’s board of directors (the “Issuer Board”). Further, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time, including, but not limited to: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, including, but not limited to, derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including, but not limited to, interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       The aggregate number of Ordinary Shares to which this Schedule 13D relates is 5,405,405 Ordinary Shares on an as-converted basis as of the date hereof. Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019 (as described in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019), and assuming issuance of an additional 5,405,405 Ordinary Shares upon conversion of the Series B Preferred Shares, the Ordinary Shares reported on this Schedule 13D represent approximately 7.2% of the Issuer’s outstanding Ordinary Shares.

The Reporting Persons may be deemed to be members of a “group” with each other for purposes of Section 13(d) or Section 13(g) under the Securities Act of 1933, as amended (the “Act”). Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Ordinary Shares beneficially owned by the other members of such group.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of their directors and executive officers may be deemed to beneficially own any Shares other than as set forth herein.

(b)        Each Reporting Person may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated herein.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) or Section 13(g) under the Act. Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Ordinary Shares beneficially owned by the other members of such group.

(c)       On August 20, 2020, the Issuer and Waha LATAM entered into an Investment Agreement (the “Investment Agreement”) pursuant to which, among other things, the Issuer agreed to issue and sell to Waha LATAM (the “Transaction”) 50,000 shares of the Issuer’s newly created Series B Preferred Shares, no par value (the “Series B Preferred Shares”), convertible, at the option of Waha LATAM, at any time into Ordinary Shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 Ordinary Shares per Series B Preferred Share, subject to certain anti-dilution adjustments, for an aggregate purchase price of $50,000,000, net of $1,000,000 paid by the Issuer to Waha pursuant to services rendered under the Transaction Fee Letter Agreement (as discussed in Item 6 below). The transactions contemplated by the Investment Agreement closed on September 21, 2020.

The foregoing description of the Investment Agreement and the Series B Preferred Shares is qualified in its entirety by reference to the full text of the Investment Agreement (including the forms of Memorandum of Association and Articles of Association and the terms of the Series B Preferred Shares attached thereto), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 5.

(d)       No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Series B Preferred Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On the terms and subject to the conditions set forth in the Investment Agreement, from and after September 21, 2020, Waha LATAM will be entitled to appoint (i) one director to the Issuer Board and (ii) one non-voting observer to the Issuer Board, in each case until such time as Waha LATAM and its permitted transferees no longer hold (A) at least 50% of the Series B Preferred Shares purchased by Waha LATAM under the Investment Agreement or (B) if Waha LATAM or the Issuer converts the Series B Preferred Shares in full, at least 50% of the issued and outstanding Ordinary Shares issued to Waha LATAM at the conversion date.

The Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series B Preferred Shares and Shelf Registration Rights Agreement attached thereto) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.

In connection with and concurrently with the closing of the transactions contemplated by the Investment Agreement, the Issuer and Waha LATAM entered into a Shelf Registration Rights Agreement (the “Shelf Registration Rights Agreement”), pursuant to which the Issuer will be required to file a Registration Statement on Form F-3 covering the resale of the Ordinary Shares for which the Series B Preferred Shares may be converted. Additionally, the Issuer and Waha entered into a Transaction Fee Letter Agreement, pursuant to which the Issuer agreed to pay Waha one million dollars in connection with certain services rendered by Waha in connection with the transactions contemplated by the Investment Agreement.

The foregoing description of the Investment Agreement and the Shelf Registration Rights Agreement is qualified in their entirety by reference to the Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series B Preferred Shares and Shelf Registration Rights Agreement attached thereto), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of February 28, 2021, by and among the Reporting Persons

99.2	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investments Limited (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K (File No. 001-38209) filed on August 21, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2021

WAHA LATAM INVESTMENTS LIMITED

By:	/s/ Aseem Gupta
Name: Aseem Gupta
Title: Director

WAHA CAPITAL PJSC

By:	/s/ Paul Myers
Name: Paul Myers
Title: General Counsel